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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
                             TENDER OFFER STATEMENT
                     UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                                   AT&T CORP.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                   AT&T CORP.
                                    (ISSUER)
    (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                    PERSON))

                                  COMMON STOCK
                           $1.00 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   001957109

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               MARILYN J. WASSER
                      VICE PRESIDENT -- LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                            BASKING RIDGE, NJ 07920
                                 (908) 221-2000

                                  -COPIES TO-
                              STEVEN A. ROSENBLUM
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                               NEW YORK, NY 10019
                                 (212) 403-1000
  (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

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                           CALCULATION OF FILING FEE

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
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            TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
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
               $10,000,000,000                                   $2,000,000
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*   Estimated solely for the purpose of calculating the filing fee pursuant to
    Rule 0-11 under the Securities Exchange Act of 1934, as amended.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

      AMOUNT PREVIOUSLY PAID:  $2,500,000                   FILING PARTY:  AT&T CORP.
      FORM OR REGISTRATION NO.:  FORM S-4, NO. 333-52670    DATE FILED:  DECEMBER 22, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ]  third-party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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     This Amendment No. 1 to Issuer Tender Offer Statement on Schedule TO
("Amendment No. 1") relates to an offer by AT&T Corp., a New York corporation ("AT&T"), to holders of its Common Stock, par value $1.00 per share (the "Common Stock") to exchange 1.176 shares of its Wireless Group Common Stock, par value $1.00 per share (the "Wireless Group Common Stock"), for each share of Common Stock validly tendered and accepted by AT&T in the Exchange Offer. In the Exchange Offer, AT&T offered to accept up to an aggregate of 427,736, 486 shares of Common Stock and to issue up to an aggregate of 503,018,108 shares of Wireless Group Common Stock.

     The Exchange Offer was made on the terms and subject to the conditions set forth in the Offering Circular/Prospectus, dated April 19, 2001, and the related Letters of Transmittal (collectively, the "Exchange Offer"). Copies of the Offering Circular/Prospectus and the related Letters of Transmittal were previously filed on the Schedule TO to which this Amendment No. 1 is an amendment (the "Schedule TO") as exhibits 12(a)(1)(i) and 12(a)(1)(ii).

     This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following:

     The Exchange Offer expired at 5:00 p.m. New York time on Friday, May 25, 2001, and was not extended. 372.2 million shares of Common Stock were validly tendered and not withdrawn prior to the expiration of the Exchange Offer. AT&T accepted 372.2 million shares of Common Stock that were validly tendered and not withdrawn prior to the expiration of the Exchange Offer, and issued 437.7 million shares of Wireless Group Common Stock in exchange therefor.

     On June 4, 2001, AT&T issued a press release announcing the final results of the Exchange Offer. A copy of this press release has been filed as Exhibit 12(a)(1)(ix) to this Amendment No. 1 and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following to the Index of Exhibits, which is incorporated herein by reference:

          12(a)(1)(ix)  Press release, dated June 4, 2001

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2001                            AT&T Corp.

                                          By:/s/ Marilyn J. Wasser
                                          --------------------------------------
                                          Name: Marilyn J. Wasser
                                          Title: Vice President -- Law and
                                          Secretary

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                               INDEX TO EXHIBITS

 EXHIBIT NO.                            DESCRIPTION
--------------                          -----------
12(a)(1)(i)     Offering Circular/Prospectus dated April 19, 2001
                (incorporated by reference to the Registration Statement)
12(a)(1)(ii)    Letters of Transmittal (incorporated by reference to Exhibit
                99.1 to the Registration Statement)
12(a)(1)(iii)   Information Guide for Shareholders of AT&T (incorporated by reference to Exhibit 99.2 to the Registration Statement)
12(a)(1)(iv)    Notice of Guaranteed Delivery (incorporated by reference to
                Exhibit 99.3 to the Registration Statement)
12(a)(1)(v)     A Message from AT&T Shareowner Services to AT&T Shareholders
                (incorporated by reference to Exhibit 99.4 to the
                Registration Statement)
12(a)(1)(vi)    Letter to Brokers, Securities Dealers, Commercial Banks,
                Trust Companies and Other Nominees (incorporated by
                reference to Exhibit 99.5 to the Registration Statement)
12(a)(1)(vii)   Letter to Clients for use by Brokers, Securities Dealers,
                Commercial Banks, Trust Companies and Other Nominees
                (incorporated by reference to Exhibit 99.6 to the
                Registration Statement)
12(a)(1)(viii)  Press release, issued April 18, 2001*
12(a)(1)(ix)    Press release, issued June 4, 2001
12(a)(2)        Not applicable
12(a)(3)        Not applicable
12(a)(4)        Offering Circular/Prospectus dated April 19, 2001
                (incorporated by reference to the Registration Statement)
12(a)(5)(i)     Newspaper Advertisement of Exchange Offer for publication in several U.S. newspapers*
12(b)           Not applicable
12(d)(i)        Offering Circular/Prospectus dated April 19, 2001
                (incorporated by reference to the Registration Statement)
12(g)           Not applicable
12(h)(i)        Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters (incorporated by reference to Exhibit 8.1 to the
                Registration Statement)

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* Previously filed.